Exhibit 99.1

Spreadtrum Communications, Inc. Announces
Third Quarter 2011 Financial Results

SHANGHAI, Nov. 9, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced its unaudited financial results for the third quarter ended September 30, 2011.

THIRD QUARTER 2011 FINANCIAL SUMMARY:

–	Total revenue increased 15.4% quarter-over-quarter and 92.0% year-over-year to US$184.8 million, exceeding the Company’s previously guided range of US$172 - US$178 million.

–	Gross profit was US$77.2 million compared to US$67.2 million in the previous quarter and US$42.5 million in 3Q10. Gross margin was 41.8% compared to 42.0% in the previous quarter and 44.1% in 3Q10.

–	Cash flows from operations were US$30.5 million, compared with US$34.5 million in the previous quarter and US$67.0 million in 3Q10.

–	GAAP net income was US$39.3 million, compared with US$32.5 million in the previous quarter and US$19.5 million in 3Q10.

–
GAAP net income per basic and diluted ADS was US$0.84 and US$0.75, respectively, an increase from US$0.67 and US$0.60 per basic and diluted ADS, respectively, in 2Q11 and US$0.41 and US$0.37 per basic and diluted ADS, respectively, in 3Q10.

–
Non-GAAP net income was US$43.5 million, compared to US$35.5 million in 2Q11 and US$22.9 million in 3Q10. Non-GAAP net income per diluted ADS was US$0.83, an increase from US$0.65 per diluted ADS in 2Q11 and US$0.43 per diluted ADS in 3Q10.

BUSINESS HIGHLIGHTS:

Commenting on the results, Spreadtrum's Chairman and CEO, Dr. Leo Li said, "We exceeded revenue guidance in 3Q 2011 as quarterly revenue grew in both our 3G and 2.5G product lines.  In the TD-SCDMA market, we continued to gain market share with global and domestic handset manufacturers as a result of our breakthrough standby and talk time and high level of integration.  Our basebands are powering the TD-SCDMA version of the Samsung Galaxy S II, which launched in the third quarter and was well received by consumers.  The overall TD-SCDMA market has continued to grow at a good pace given the combination of continuously improving network coverage and compelling portfolio of low-cost feature phones and smartphones that are now available to consumers.  In the fourth quarter, we are on track to introduce our low-cost 40nm-based smartphone solutions for both TD-SCDMA and EDGE/WiFi, which we believe will drive further growth in both markets going into 2012.  Through improvement in product mix, we have been able to mitigate ASP pressure in low-end feature phones.  Looking ahead to 4Q 2011, with continuing growth vectors in both the TD-SCDMA and 2.5G markets, we expect revenue to be in the range of US$188 million – US$194 million with a gross margin of approximately 41%.”

Key business highlights include:

•
Expanded Beyond 50% Market Share in TD-SCDMA:  Spreadtrum expanded its market footprint with more than 30 customers with 72 handset models, including both global and domestic tier-1 handset manufacturers, by the end of September 2011.  In the third quarter, Spreadtrum achieved a dominant market share position in both the feature phone and fixed wireless handset markets and entered the smartphone market with the Samsung Galaxy S II launch.

•
Increased Product Footprint at Samsung to Basebands:  The TD-SCDMA version of the Samsung Galaxy S II launched in China in the third quarter and is powered by Spreadtrum’s RF and baseband solutions.  This is Spreadtrum’s first entry in the TD-SCDMA smartphone market as well as its first shipping baseband design win with a global tier-1 OEM.  The successful engagement with Samsung lays the foundation for Spreadrum to engage with other global tier-1 manufacturers.

•
Mitigated Price Pressure in 2.5G Markets with Improved Product Mix:  With higher ASP products such as the ARM9-based SC6800H and TD product portfolio, Spreadtrum has been able to mitigate price pressure in the 2.5G feature phone market and maintain revenue growth and margin stability.

•
Completed Majority Acquisition of WCDMA Vendor MobilePeak:  Spreadtrum completed the acquisition of a majority 85.6% ownership stake in MobilePeak, in preparation for delivery of WCDMA/HSPA+ solutions by mid-2012.

Further commenting on the third quarter financial results, Shannon Gao, Spreadtrum’s CFO, added, “In 3Q 2011 our inventory levels declined and we achieved both a stable gross margin and a stable operating margin.  We declared our second quarterly cash dividend, distributing US$0.05 per ADS to shareholders on October 26, 2011, and have completed repurchase of approximately 5.4% of total outstanding shares before share repurchase, with 2.4% purchased in the third quarter.  We expect to double our cash dividend distribution in the fourth quarter to US$0.10 per ADS.

“As of September 30, 2011, we consolidated the balance sheets of MobilePeak and Telegent.  In the third quarter, non-recurring signing bonus and consulting fee expenses were offset by increased R&D subsidies.  This resulted in a stable operating margin compared to the second quarter. Looking forward, we expect the operating margin to continue to be stable in 4Q11.”

THIRD QUARTER 2011 FINANCIAL REVIEW:

Revenue

Revenue in 3Q11 totaled US$184.8 million, up from US$160.2 million in 2Q11 and US$96.2 million in 3Q10.

Sales volume of 2G/2.5G baseband and radio frequency bundle semiconductors realized in 3Q11 increased 19.1% sequentially and 121.7% year-over-year.  Sales volume of 3G bundle semiconductors realized in 3Q11 increased 17.8% sequentially and 101.1% year-over-year.

The average selling price per unit of 2G/2.5G bundle semiconductors in 3Q11 decreased 3.7% sequentially and 15.9% year-over-year. The average selling price per unit of 3G bundle semiconductors in 3Q11 decreased 0.2% sequentially and 16.7% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$77.2 million, up 14.8% from US$67.2 million in 2Q11 and up 81.7% from US$42.5 million in 3Q10. Gross margin for the quarter was 41.8%, down from 42.0% in 2Q11 and 44.1% in 3Q10. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 41.9%, down from 42.1% in 2Q11 and 44.3% in 3Q10.

Cost of revenue in 3Q11 totaled US$107.6 million, representing an increase of 15.8% from the previous quarter and up 100.2% from 3Q10 levels, which is generally in line with the increase in sales.

Operating Expense and Margin

The Company’s operating margin for the quarter was 21.4%, compared to 21.2% in the previous quarter and 21.5% in 3Q10. Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 23.7% in 3Q11, compared to 23.0% in 2Q11 and 25.1% in 3Q10.

Total operating expenses in 3Q11, including selling, general and administrative (SG&A) expenses and R&D expenses, were US$37.6 million, representing an increase from US$33.3 million in 2Q11 and an increase from US$21.7 million in 3Q10.

R&D expenses increased 7.8% sequentially and 73.5% year-over-year to US$28.9 million in 3Q11. The sequential increase in R&D expenses was primarily due to a non-recurring signing bonus to a newly appointed officer and a milestone achievement bonus related to new technology, partially offset by an increase in subsidies recognized in3Q11 and a decrease in engineering expense related to development of new product. The year-over-year increase in R&D expense was primarily attributable to a non-recurring signing bonus to a newly appointed officer, a milestone achievement bonus related to new technology, an increase in employee compensation including share-based compensation, engineering expense related to development of new product and depreciation and amortization expense, partially offset by an increase in recognized subsidies from the government and other parties.

SG&A expenses increased 34.5% sequentially and increased 72.0% year-over-year to US$8.8 million in 3Q11. The sequential increase in SG&A expense was primarily due to a non-recurring consulting fee to a resigned officer from MobilePeak, partially offset by a decrease in professional service fees. The year-over-year increase in SG&A expense was primarily due to a non-recurring consulting fee to a resigned officer from MobilePeak and an increase in depreciation and amortization expense of office equipment and new office layouts.

Non-Operating Income

In 3Q11, the Company recorded interest income of US$1.6 million, up from US$1.4 million from previous quarter and up from US$1.0 million in 3Q10. The sequential and year-over-year increase was primarily due to investment of a higher balance of cash combined with an increase in deposit saving rate. Interest expense in 3Q11 was US$1.2 million, up from $0.7 million in previous quarter and up from $0.6 million in 3Q10.  The sequential and year-over-year increase in interest expenses was due to an increase in short-term loans. Other income in 3Q11 was US$5.2 million, compared to US$2.6 million in 2Q11 and US$1.3 million in 3Q10. Other income (net) mainly represented net foreign exchange gains and losses and, in 3Q11, gains arising from re-measurement of interests previously held in MobilePeak as a result of step acquisition accounting.

Net Income

The Company’s net income totaled US$39.3 million in 3Q11, compared to US$32.5 million in 2Q11 and US$19.5 million in 3Q10. The sequential increase in net income was primarily due to an increase in sales and gross profit, partially offset by higher operating expenses. Net profit margin was 21.3%, up from 20.3% in 2Q11 and 20.3% in 3Q10.  Basic and diluted income per ADS were US$0.84 and US$0.75, respectively, in 3Q11, compared to US$0.67 and US$0.60, respectively, in 2Q11 and US$0.41 and US$0.37, respectively, in 3Q10.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 3Q11 was US$43.5 million, up from a non-GAAP net income of US$35.5 million in 2Q11 and up from US$22.9 million in 3Q10. Diluted non-GAAP net income per ADS in 3Q11 was US$0.83, compared with US$0.65 per ADS in the prior quarter and US$0.43 per diluted ADS in 3Q10.

Balance Sheet and Cash Flow

In 3Q11 the Company completed the acquisition of majority shareholding (85.6%) of MobilePeak and 100% shareholdings of Telegent and started to consolidate the financial statements of MobilePeak and Telegent from respective acquisition closing dates. Based on the preliminary purchase price allocations for both acquisitions, the Company recognized identifiable intangible assets (including completed technologies and in-process research and development projects), of US$23.1 million and goodwill of US$34.2 million. The Company expects to finalize the purchase price allocations by December 31, 2011.

As of September 30, 2011, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$253.8 million, flat compared to June 30, 2011. The total balance of restricted cash pledged to banks for short-term loans was US$70.9 million, compared with $14.7 million as of June 30, 2011. To capture the benefit of the appreciation of the RMB against the US dollar and to quickly access US denominated capital without incurring material borrowing costs, the Company obtained one-year bank loans in the amount of US$64.0 million of which US$50.7 million and US$13.3 million was drawn down in 3Q11 and 2Q11, respectively. These short term loans are denominated in US dollars and secured by RMB term deposits which are recorded as restricted cash. The average borrowing rate of the short term bank loans is lower than the deposit savings rate on the restricted cash. In 3Q11, the Company generated US$30.5 million in cash from operating activities and used $8.9 million in cash on property and equipment as well as US$3.6 million relating to intangible asset acquisitions. In 3Q11, the Company used US$17.3 million in cash to repurchase its outstanding shares.

Accounts receivable increased by US$12.4 million from US$2.2 million as of June 30, 2011 to US$14.6 million as of September 30, 2011 as a result of increased credit line to selected customers. A/R days was calculated based on quarterly average accounts receivable divided by quarterly revenue. Average A/R days increased sequentially from 1 day to 4 days. Inventory as of September 30, 2011 was US$100.2 million, a decrease of US$24.0 million from June 30, 2011. Deferred cost consisted of products shipped to customers where the rights and obligations of ownership had passed to the customers, but revenue had not yet been recognized due to pending customer acceptance. Deferred cost increased from US$78.5 million as of June 30, 2011 to US$93.5 million as of September 30, 2011. Inventory days was calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold. Inventory days decreased from 117 days in 2Q11 to 96 days in 3Q11. Total assets as of September 30, 2011 were US$705.1 million, up US$79.0 million from US$626.1 million as of June 30, 2011. The increase in total assets was primarily attributable to increase of US$56.1 million in restricted cash, US$34.2 million in goodwill, US$22.9 million in acquired intangible assets, US$15.0 million in deferred cost, US$12.4 million in accounts receivables and indemnification asset of US$5.6 million, partially offset by decrease in equity investment of US$25.0 million, inventory of US$24.0 million, prepaid expenses and other current assets of US$11.0 million and elimination of $11.8 short-term and long-term loans to MobilePeak upon consolidation.

Current liabilities increased from US$373.2 million as of June 30, 2011 to US$414.0 million as of September 30, 2011, primarily due to the addition of US$51.6 million in short-term loan and increases of US$11.5 million in accrued expense and US$2.7 million in income tax payable, partially offset by decrease of US$20.7 million in accounts payable and US$4.3 million in advance from customers. Long-term liabilities as of September 30, 2011 were US$12.5 million, compared to US$5.3 million as of June 30, 2011.

BUSINESS OUTLOOK:

Looking ahead, Spreadtrum expects revenue for the fourth quarter of 2011 to be in the range of US$188 million – US$194 million with a gross margin of approximately 41%.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) on Wednesday, November 9, 2011, which is 9:00 am (Hong Kong) on Thursday, November 10, 2011 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
w 4 United States/International	+1 718 354 1231
w 4 Hong Kong	+852 2475 0994
w 4 Singapore	+ 65 672 39381
w 4 United Kingdom	+ 44 (0)808 234 6646
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until November 16, 2011 at (US Toll / International) +1 718 354 1232, passcode: 21737703.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Spreadtrum Communications, Inc.
Condensed Consolidated Income Statements
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Three months ended
	September 30	June 30	September 30	Change from
	2010	2011	2011	3Q10	2Q11

Revenue	96,230	160,177	184,783	92.0%	15.4%
Cost of revenue	53,760	92,976	107,625	100.2%	15.8%

Gross profit	42,470	67,201	77,158	81.7%	14.8%

Operating expenses
Research & development	16,631	26,754	28,852	73.5%	7.8%
Selling, general and administrative	5,102	6,525	8,776	72.0%	34.5%
Total operating expenses	21,733	33,279	37,628	73.1%	13.1%

Operating income	20,737	33,922	39,530	90.6%	16.5%

Non-operating income (expense)
Interest income	976	1,374	1,597	63.6%	16.2%
Interest expense	(621)	(740)	(1,239)	99.5%	67.4%
Other income, net	1,263	2,597	5,195	311.3%	100.0%
Total non-operating income	1,618	3,231	5,553	243.2%	71.9%
Income before income tax and equity in loss of affiliates	22,355	37,153	45,083	101.7%	21.3%

Income tax expense	(2,798)	(4,185)	(5,172)	84.8%	23.6%
Equity in loss of affiliates, net of taxes	(30)	(475)	(639)	2,030.0%	34.5%

Net income	19,527	32,493	39,272	101.1%	20.9%

Income per ADS, basic	0.41	0.67	0.84	104.9%	25.4%
Income per ADS, diluted	0.37	0.60	0.75	102.7%	25.0%

Margin analysis:
Gross margin	44.1%	42.0%	41.8%
Operating margin	21.5%	21.2%	21.4%
Net margin	20.3%	20.3%	21.3%

Weighted average ADS equivalent: [1]
Basic	47,457,465	48,686,506	47,007,964
Diluted	52,729,515	54,257,201	52,643,649
ADS equivalent outstanding at end of period	47,706,621	47,447,391	46,677,518

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.
Condensed Consolidated Income Statements
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Nine Months ended
	September30,	September30,
	2010	2011	Change
Revenue	219,792	482,031	119.3%
Cost of revenue	121,756	279,771	129.8%

Gross profit	98,036	202,260	106.3%

Operating expenses
Research &development	43,573	79,555	82.6%
Selling, general and administrative	13,620	20,559	50.9%
Total operating expenses	57,193	100,114	75.0%

Operating income	40,843	102,146	150.1%

Non-operating income(expense)
Interest income	2,338	4,250	81.8%
Interest expense	(1,950)	(2,678)	37.3%
Other income, net	1,518	9,505	526.2%
Total non-operating income	1,906	11,077	481.2%
Income before income tax and equity in loss of affiliates	42,749	113,223	164.9%
Income tax expense	(5,369)	(12,794)	138.3%
Equity in loss of affiliates, net of taxes	(141)	(1,129)	700.7%

Net income	37,239	99,300	166.7%

Income per ADS, basic	0.79	2.07	162.0%
Income per ADS, diluted	0.72	1.83	154.2%

Margin analysis:
Gross margin	44.6%	42.0%
Operating margin	18.6%	21.2%
Net margin	16.9%	20.6%

Weighted average ADS equivalent: [1]
Basic	46,999,374	48,049,601
Diluted	51,827,975	54,155,019

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.
Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)
	As of
	September 30,	June 30,	September 30,
	2010	2011	2011
ASSETS
Current assets
Cash and cash equivalents	36,339	167,510	183,250
Restricted cash	19,142	14,735	70,852
Short-term deposit	132,068	87,367	70,594
Short-term loan to an associate	-	9,763	-
Accounts receivable, net	4,317	2,225	14,611
Inventories [2]	20,293	124,230	100,185
Deferred cost [2]	45,008	78,470	93,454
Deferred tax assets	1,373	1,709	1,740
Prepaid expenses and other current assets	10,599	29,291	18,264
Total current assets	269,139	515,300	552,950

Property and equipment, net	28,219	33,828	39,545
Acquired intangible assets, net	23,269	36,517	59,405
Equity investment	7,366	35,018	10,065
Long-term loan to an associate	-	2,045	-
Deferred tax assets	573	803	811
Goodwill	2,000	2,000	36,208
Long-term deposits	44,769	-	-
Indemnification assets	-	-	5,567
Other long-term assets	734	540	580
Total assets	376,069	626,051	705,131

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan, including current portion of long-term loan	-	59,656	111,222
Accounts payable	42,269	108,393	87,687
Advances from customers	73,803	140,156	135,836
Income tax payable	8,431	15,642	18,362
Accrued expenses and other current liabilities	37,026	49,397	60,887
Total current liabilities	161,529	373,244	413,994
Long-term loan	44,769	-	-
Other long-term obligations	6,209	5,277	5,323
Long-term tax liabilities	-	-	5,567
Deferred tax liabilities	-	-	1,612
Total long term liabilities	50,978	5,277	12,502
Total liabilities	212,507	378,521	426,496

Non-controlling shareholder interest	-	-	2,692
Shareholders' equity	163,562	247,530	275,943
Total liabilities and shareholders' equity	376,069	626,051	705,131

[2] Certain reclassifications have been made to all periods presented in the condensed consolidated balance sheets to conform to the current period presentation. Such reclassifications had no effect on previously reported results of operations or stockholder’s equity.

Spreadtrum Communications, Inc.
Reconciliation of GAAP to Non-GAAP Results
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Three Months ended
	September 30,	June 30,	September 30,
	2010	2011	2011

Cost of revenue	53,760	92,976	107,625
Adjustment for share-based compensation	(137)	(120)	(149)
Cost of revenue (non-GAAP)	53,623	92,856	107,476
Operating income	20,737	33,922	39,530
Adjustment for share-based compensation within: Cost of revenue	137	120	149
Research and development	1,877	2,085	2,857
Selling, general, and administrative	1,373	759	1,255
Operating income (non-GAAP)	24,124	36,886	43,791
Net income	19,527	32,493	39,272
Adjustment for share-based compensation within: Cost of revenue	137	120	149
Research and development	1,877	2,085	2,857
Selling, general, and administrative	1,373	759	1,255
Net income (non-GAAP)*	22,914	35,457	43,533
Net income per ADS, diluted	0.37	0.60	0.75
Adjustment for share-based compensation	0.06	0.05	0.08
Net income per ADS, diluted (non-GAAP)*	0.43	0.65	0.83
Gross margin	44.1%	42.0%	41.8%
Adjustment for share-based compensation	0.2%	0.1%	0.1%
Gross margin (non-GAAP)	44.3%	42.1%	41.9%
Operating margin	21.5%	21.2%	21.4%
Adjustment for share-based compensation	3.6%	1.8%	2.3%
Operating margin (non-GAAP)*	25.1%	23.0%	23.7%
Net margin	20.3%	20.3%	21.3%
Adjustment for share-based compensation	3.6%	1.8%	2.3%
Net margin (non-GAAP)*	23.9%	22.1%	23.6%
Operating expenses	21,733	33,279	37,628
Adjustment for share-based compensation:
Research and development	(1,877)	(2,085)	(2,857)
Selling, general and administrative	(1,373)	(759)	(1,255)
Operating expenses (non-GAAP)	18,483	30,435	33,516

* There is no tax effect resulting from these adjustment items.

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.  For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the continuing growth of the overall TD-SCDMA market at a good pace, the Company’s belief that the introduction of its low-cost 40nm-based smartphone solutions will drive further growth in both TD-SCDMA and EDGE/WiFi markets going into 2012, the Company’s ability to mitigate ASP pressure in low-end feature phones, the continuing growth of 2.5G and TD-SCDMA markets, the Company's expectations with respect to revenue for the fourth quarter of 2011 being in the range of US$188 million - US$194 million with a gross margin of approximately 41%, the Company’s ability to engage with other global tier-1 manufactures, the Company’s ability to maintain revenue growth and margin stability, and the Company’s expectation with respect to the operating margin continuing to be stable in 4Q11, the Company’s delivery of WCDMA/HSPA+ solutions by mid-2012, and the Company’s expectation with respect to doubling its cash dividend distribution in the fourth quarter to US$0.10 per ADS. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; the Company’s continuous expansion of its footprint with global and domestic TD-CDMA handset manufacturers, including both global and domestic tier-1 handset manufacturer; the Company's ability to sustain recent rates of growth and its dominant market share position in both the feature phone and fixed wireless handset markets; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:
              Investor Relations
              Tel:              +1-650-308-8148
              Email:              ir@spreadtrum.com
              Web:              http://www.spreadtrum.com